Mail Stop 4561

July 16, 2008

Bonnie Herron
Chief Financial Officer
Intelligent Systems Corporation
4355 Shackleford Road
Norcross, GA 30093

      Re: Intelligent Systems Corporation
             Form 10-KSB for the Fiscal Year Ended December 31, 2007
             Form 10-QSB for the Fiscal Quarter Ended March 31, 2008
             File No. 001-09330

Dear Ms. Herron:

We have reviewed your response letter dated June 9, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 7, 2008.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2008

General

1.   Beginning February 4, 2008, companies formerly classified as "small business issuers" under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for a fiscal year ending after December 15, 2007. Although small business issuers are now required to file on Form 10-Q, the disclosure requirements of that form are now tailored for smaller companies. We note that your quarterly report for the first quarter of fiscal year 2008 was on Form 10-QSB and not Form 10-Q. Although we are not asking you to correct that filing just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your recently filed quarterly reports do not contain all required material information. In any event,

you should file your next quarterly report on Form 10-Q. Information about recent changes to rules affecting smaller company disclosure and filing requirements is available on the SEC website at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.

<u>Exhibits 31.1 and 31.2</u>

2.	You have included the certifying individuals' employment titles in the first sentence of the certifications. We note similar language in the certifications included as exhibits to your Form 10-KSB for the fiscal year ended December 31, 2007. The language of the certifications required by Item 601(b)(31) of Regulation S-X must be provided exactly as stated therein. See Release No. 34-46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar. 5, 2005) available on our website at www.sec.gov. Please confirm that J. Leland Strange and Bonnie Herron signed these certifications in their individual capacity and remove the certifying individuals' employment titles in future filings.

3.	You make several references in paragraphs 2, 3, and 4 of your certifications to your "quarterly report." We also note references to "annual report" in the certifications included as exhibits to your Form 10-KSB for the fiscal year ended December 31, 2007. Please note that the language of the certifications required by Item 601(b)(31) of Regulation S-K must be provided exactly as stated therein. See SEC Release No. 34-46427. Please revise in future filings to remove the references to "annual" or "quarterly."

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855, Melissa Walsh, Senior Staff Accountant, at (202) 551-3224, or me at (202) 551-3730 if you have questions regarding the above comments.

Sincerely,

/s/ Craig Wilson for S.K.

Stephen Krikorian
Accounting Branch Chief